BresaGen

06010402

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 24 January 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	6

SUPPL

RECEIVED 2006 JAN 24 P 12: OFFICE OF INTERNATIONAL CORPORATE FINANCE

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released by the Australian Stock Exchange –

1. BresaGen commences 2006 with additional Contracts for new and existing clients, dated 24 January, 2006.

2. Appendix 4C Quarterly report for entities admitted on the basis of commitments, dated 20 January, 2006.

PROCESSED
JAN 24 2006
THOMSON FINANCIAL

Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

dw 1/24

If there are any problems with this transmission, call 08 8234 2660

ASX Release Tuesday, 24 January 2006

BresaGen commences 2006 with additional Contracts for new & existing clients

Adelaide biotechnology Company, BresaGen Limited, has executed contracts worth $680,000 in January 2006 with Caldeon Pty Ltd and Tissue Therapies Ltd.

BresaGen now provides several Australian biotech companies with process development and supply of material for various stages of product development. These include, CBio, Hunter Immunology, Caldeon, Tissue Therapies, QRx, Imugene and Psiron.

"At Tissue Therapies we are very happy to have established a commercial relationship with BresaGen." said Dr Steven Mercer, CEO of Tissue Therapies. "Not only because of the ease of working with an Australian company, but also because BresaGen's scientific staff have well deserved international respect and world-class technical capabilities." He added "we've been impressed with the excellent results achieved with various research projects they've conducted for us over the last 14 months, which gives us great confidence that they will meet our requirements for clinical trial material."

The process of conducting initial feasibility studies, with the product eventually transitioning into full GMP production, is a core strategy for BresaGen, and is an illustration of the company's ability and capacity to work successfully across the process development spectrum.

About BresaGen Limited (BGN)
BresaGen is a biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies.
www.bresagen.com.au

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN

60 007 988 767

Quarter ended ("current quarter")

December 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	1,558	2,323
1.2	Payments for (a) staff costs	(547)	(1,058)
	(b) advertising and marketing	(23)	(28)
	(c) research and development		
	(d) leased assets		
	(e) other working capital [(i)]	(916)	(2,580)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	7	13
1.5	Interest and other costs of finance paid	(140)	(283)
1.6	Income taxes paid		
1.7	Other receipts	58	212
	Net operating cash flows	(3)	(1,401)

Notes -

[(i)] Included in other working capital for the year to date is payment of 776k GST due to Land Management Corporation ("LMC") due on 1 July 2005.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(3)	(1,401)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(220)	(337)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments	48	48
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(172)	(289)
1.14	**Total operating and investing cash flows**	(175)	(1,690)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		352
1.16	Proceeds from convertible notes		900
1.17	Proceeds from borrowings	500	500
1.18	Repayment of borrowings	(137)	(672)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	363	1,080
	Net increase (decrease) in cash held	188	(610)
1.21	Cash at beginning of quarter/year to date	511	1,309
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	699	699

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	45
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	- Secured long term loan (Land Management Corporation) (i)	7,764	7,764
	- Secured working capital facility (ii)	3,400	1,200
3.2	Credit standby arrangements		

Notes -

(i) On 18 March 2002, a secured long term loan facility was provided by the Land Management Corporation for the construction of a new building and production facility.

(ii) A secured convertible note facility was approved by shareholders at a meeting of shareholders held on 11 October 2004. The facility allows BresaGen to issue up to a maximum of 34 Notes each with a value of $100,000 (total facility value $3.4M).

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	531	326
4.2	Deposits at call	168	185
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	699	511

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original signed.. Date: .20 January 2006.
(Company secretary)

Print name: Bryan Dulhunty..